SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2002

Benetton Group S.p.A.

(Exact name of Registrant)

Via Villa Minelli, 1 - 31050 Ponzano Veneto, Treviso - ITALY

(Address of principal executive offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F ______

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ______ No X

TABLE OF CONTENTS

Press Release dated November 14, 2002

Benetton Board approves the results to 30 September, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Benetton Group S.p.A.

/s/ Luciano Benetton

______________________

Name: Luciano Benetton

Title: Chairman

Benetton Board approves the results to 30 September, 2002

CLOTHING TURNOVER LOOKING POSITIVE

Small drop in overall turnover and income

Ponzano, 14th November 2002. Some growth in clothing turnover, overall turnover slightly down at 1,461.3 million euro, little reduction in net income (- 1.9 per cent), growth in self-financing to 264 million euro: these were the most significant Benetton Group results to 30 September, 2002, approved today by the Board of Directors.

Consolidated revenues for the first nine months were 1,461.3 million euro against 1,518.1 million in the same period of 2001 (-3.7%), with a contraction associated to the forecasted decrease of the sport's division turnover and to the deconsolidation of the activities of Color Service activities (Olimpias Group), which had contributed with around 12 million euro to the Group's turnover. Performance of the casual clothing division was positive, with growth to 1,169.9 million euro (+0.7 per cent).

Net income for the first nine months was 83.7 million euro, slightly down compared with the 85.4 million in the same period of 2001 (-1.9 per cent). The amount was influenced, in addition to the trend of revenues, by the increase in the tax rate to 43 per cent in the period (40 per cent in the first nine months of 2001).

Gross operating margin rose to 44.3 per cent of turnover (647.8 million euro), compared with 42.9 per cent in the first nine months of the previous financial year, thanks to the cost control policy implemented in the period and to the commercial policy focusing on better positioning of the products in the market.

In the first nine months of the year, investments were made totalling nearly 120 million euro. More than two thirds of these were directed towards persistence of the strategy of acquisition, re-styling and improvement of buildings for selling activities. Self-financing generated by the Group rose to 264 million euro, compared with 246 million of the previous year.

Notwithstanding the significant investments made, net indebtedness dropped to 810 million euro against 845 million at September 30, 2001. Shareholders' equity at 30 September, 2002, was 1,239 million euro.

Regarding the third quarter of 2002, revenues were 459.6 million euro (474.3 million in the third quarter of 2001); gross operating income was 42.4 per cent; net income was 24.1 million euro.

The Board of Directors also adopted the Code of Behaviour (in accordance with article 2.6.3. of the Rules for Markets Organised and Managed by Borsa Italiana S.p.A.) and the Code of Ethics.

Group's performance to 30 September, 2002 makes it possible to forecast, taking into account the trends of consumption at an international level, revenues with a slight reduction against the Group's expectations, and therefore it will not be possible to achieve results in line with those of the last financial year.

For further information: +39-0422-519036

www.benetton.com/press

www.benetton.com/investors
Group results (in millions of Euro)
Consolidated income statement
	Nine months		Nine months
(in millions of euro)	2002	%	2001	%	Change	%
Revenues	1,461.3	100.0	1,518.1	100.0	(56.8)	(3.7)
Cost of sales	(813.5)	(55.7)	(866.7)	(57.1)	53.2	(6.1)
Gross operating income	647.8	44.3	651.4	42.9	(3.6)	(0.6)
Variable selling costs	(92.2)	(6.3)	(102.2)	(6.8)	10.0	(9.7)
Contribution margin	555.6	38.0	549.2	36.1	6.4	1.2
General and administrative expenses	(372.8)	(25.5)	(357.4)	(23.5)	(15.4)	4.3
Income from operations	182.8	12.5	191.8	12.6	(9.0)	(4.7)
Foreign currency gain/(loss), net	7.7	0.5	2.4	0.2	5.3	n.s.
Financial charges, net	(30.0)	(2.0)	(38.2)	(2.5)	8.2	(21.3)
Other income/(expenses), net	(12.8)	(0.9)	(12.2)	(0.8)	(0.6)	5.2
Income before taxes	147.7	10.1	143.8	9.5	3.9	2.7
Income taxes	(63.4)	(4.3)	(57.0)	(3.8)	(6.4)	11.2
Minority interests income	(0.6)	(0.1)	(1.4)	(0.1)	0.8	(58.6)
Net income	83.7	5.7	85.4	5.6	(1.7)	(1.9)

	3rd quarter		3rd quarter
(in millions of euro)	2002	%	2001	%	Change	%
Revenues	459.6	100.0	474.3	100.0	(14.7)	(3.1)
Cost of sales	(264.9)	(57.6)	(269.9)	(56.9)	5.0	(1.8)
Gross operating income	194.7	42.4	204.4	43.1	(9.7)	(4.7)
Variable selling costs	(30.6)	(6.7)	(29.1)	(6.2)	(1.5)	5.5
Contribution margin	164.1	35.7	175.3	36.9	(11.2)	(6.4)
General and administrative expenses	(116.1)	(25.2)	(123.8)	(26.0)	7.7	(6.2)
Income from operations	48.0	10.5	51.5	10.9	(3.5)	(6.8)
Foreign currency gain/(loss), net	7.4	1.6	6.7	1.4	0.7	10.4
Financial charges, net	(10.7)	(2.4)	(16.1)	(3.4)	5.4	(33.6)
Other income/(expenses), net	(4.8)	(1.0)	(0.2)	(0.1)	(4.6)	n.s.
Income before taxes	39.9	8.7	41.9	8.8	(2.0)	(4.9)
Income taxes	(15.7)	(3.4)	(10.9)	(2.3)	(4.8)	44.3
Minority interests income	(0.1)	(0.1)	0.3	0.1	(0.4)	n.s.
Net income	24.1	5.2	31.3	6.6	(7.2)	(23.3)

Financial position
(in millions of euro)			09.30.2002	12.31.2001	Change	09.30.2001
Working capital			996	811	185	999
Total capital employed			2,063	1,896	167	2,036
Net indebtedness			810	640	170	845
Shareholders'equity			1,239	1,241	(2)	1,177
Minority interests			14	15	(1)	14

Summary statement of cash flows
				Nine months	Nine months	Year
(in millions of euro)				2002	2001	2001
Self-financing				264	246	374
Change in working capital				(199)	(244)	(68)
Sale of investments				2	-	27
Net operating and financial investments				(119)	(190)	(274)
Payment of dividends				(75)	(85)	(85)
Payment of taxes				(53)	(38)	(89)
Net financing requirements				(180)	(311)	(115)